

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2022

Richard F. Lark, Jr.
Chief Financial Officer
Gol Intelligent Airlines Inc.
Praça Comandante Linneu Gomes, S/N, Portaria 3
Jardim Aeroporto
04626-020 São Paulo, São Paulo
Federative Republic of Brazil

>   **Re: Gol Intelligent Airlines Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2020**
>   **Response dated January 24, 2022**
>   **File No. 001-32221**

Dear Mr. Lark, Jr. :

  We have reviewed your January 24, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2021 letter.

Form 20-F for the fiscal year ended December 31, 2020

Item 3. Key Information
A. Selected Financial Data
Reconciliation and Calculation of Certain Non-GAAP Measures, page 6

1.   We note your response to prior comment 1, including your revisions to the calculations of EBITDA and Adjusted EBITDA. We also note you have provided a revised explanatory note on financial results. Please provide the following:

   •   Reconcile the revised explanatory note on financial results included in your response to the previous disclosure included in note 30 on page F-69 of the Form 20-F and explain the changes.

- In footnote 3 to the table included in your response, you have disclosed that the interest line item is comprised of interest on financial investments, interest and costs on loans and financing and interest on leases. Clarify the components and related amounts that comprise the line items "Interest and costs on loans and financing" and "Interest on Financial Investments." Explain what these amounts represent and why you believe these expenses should be classified as interest for purposes of calculating EBITDA.

- Based on the financial results note 30 on page F-69 of the Form 20-F, it appears the interest on financial investments is comprised of the line item "Gains from financial investments" of $182,966 and the line item "Losses from financial investments" of $(65,403). If true, please explain to us the basis for classifying these gains and losses as interest in the line item "Interest on Financial Investments."

- Please revise your disclosure to include a footnote that identifies and quantifies the components included in the line item "Non-recurring results, net" in your calculation of Adjusted EBITDA.

You may contact Myra Moosariparambil at 202-552-2796 or Raj Rajan at 202-551-3388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation